Ronald G. Simpson, P.Geo.
GeoSim Services Inc.
1975 Stephens Street
Vancouver, B.C. Canada, V6K 4M7
Telephone: 604 733-7970
Email: rgs@uniserve.com

August 12, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Novagold Resources Inc. (the "Company")
Final Short Form Prospectus – Consent of Expert

In connection with the Company's (final) short form prospectus dated August 12, 2005 (the "Prospectus"), I, Ronald G. Simpson, hereby consent to the use of my name in connection with references to my involvement in the preparation of a technical report entitled "Independent Technical Report for the Galore Creek Property, Liard Mining Division, British Columbia" dated August 2003 (the "Technical Report") and to references to the Technical Report, or portions thereof, in the Prospectus.

I also hereby confirm that I have read the Prospectus and the Company's Annual Information Form dated March 21, 2005, and I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services I have performed in connection with the Technical Report.

Yours truly,

"Ronald G. Simpson"

Ronald G. Simpson

PROFESSIONAL
PROVINCE OF
R. G. SIMPSON
BRITISH COLUMBIA
GEOSCIENTIST